                                 SECURITIES AND EXCHANGE COMMISSION
                                       Washington, D.C. 20549




                                              FORM 11-K
                                            ANNUAL REPORT




[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934


For the fiscal year ended           December 31, 1995
                           ------------------------------------------

                                 Commission File Number 1-9936





                               SOUTHERN CALIFORNIA EDISON COMPANY


                                    STOCK SAVINGS PLUS PLAN
                                    (Full Title of the Plan)




                                     EDISON INTERNATIONAL
                                       (Name of Issuer)






         2244 WALNUT GROVE AVENUE (P.O. Box 800), ROSEMEAD, CALIFORNIA 91770
                          (Address of principal executive office)

                              REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Participants in the Southern California Edison Company Stock Savings Plus Plan and the Employee Benefits/Health Care Committee:

        We have audited the accompanying statements of financial condition of the Southern California Edison Company Stock Savings Plus Plan (the
Plan) as of December 31, 1995, and 1994, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan as of December 31, 1995, and 1994, and the income and changes in plan equity for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.



                                                   ARTHUR ANDERSEN LLP
                                                   ARTHUR ANDERSEN LLP

Los Angeles, California
March 27, 1996

                                 SOUTHERN CALIFORNIA EDISON COMPANY
                                       STOCK SAVINGS PLUS PLAN

                                  STATEMENT OF FINANCIAL CONDITION
                                          DECEMBER 31, 1995


                                       Edison Guaranteed
                                        Int'l   Income    Common    Money
                                        Stock   Fund--     Stock   Market   Balanced  Bond   Global
                             Total      Fund    3 Yrs.     Fund     Fund      Fund    Fund    Fund    Loans
                             -----     -------  -------   ------   -------  -------   -----  ------   -----
                                                 (Dollars in thousands)

Assets
   Interest
     receivable. . . . . $      525   $    30 $    --    $   --    $  495   $   --  $   --   $   --  $    --
                         ----------   ------- -------    ------    ------   ------  ------   ------  -------
   Loan receivable . . .     65,507        --      --        --        --       --      --       --   65,507
                         ----------   ------- -------    ------    ------   ------  ------   ------  -------
   Investments, at market
     value:
   Edison International
     common stock --
     48,501,813 shares
     (cost -- $778,822).    854,845   854,845      --        --        --       --      --       --       --
   Guaranteed income
     contracts, at cost
     plus reinvested
     income. . . . . . .      1,924        --   1,924        --        --       --      --       --       --
   Collective funds:
     Common stock
     investments (cost --
        $158,844). . . .    208,391        --      --   208,391        --       --      --       --       --
     Short-term income
        investments,
        at cost. . . . .    130,238    24,633   1,549       534   102,787      254      60      421       --
     Balanced fund (cost --
        $95,018) . . . .    115,301        --      --        --        --  115,301      --       --       --
     Bond fund (cost --
        $25,414) . . . .     28,199        --      --        --        --       --  28,199       --       --
     Global fund (cost --
        $128,434). . . .    156,695        --      --        --        --       --      --  156,695       --
                         ----------  --------  ------  --------  -------- -------- ------- --------  -------
        Total
        investments. . .  1,495,593   879,478   3,473   208,925   102,787  115,555  28,259  157,116       --
                         ----------  --------  ------  --------  -------- -------- ------- --------  -------
     Total assets        $1,561,625  $879,508  $3,473  $208,925  $103,282 $115,555 $28,259 $157,116  $65,507
                         ==========  ========  ======  ========  ======== ======== ======= ========  =======

Liabilities and Plan equity
   Payable to brokers
     and others. . . . . $   18,875  $     --  $   --  $  8,566  $     -- $  4,055 $   768 $  5,486  $    --
   Plan equity . . . . .  1,542,750   879,508   3,473   200,359   103,282  111,500  27,491  151,630   65,507
                         ----------  --------  ------  --------  -------- -------- ------- --------  -------
     Total liabilities
        and Plan
        equity . . . . . $1,561,625  $879,508  $3,473  $208,925  $103,282 $115,555 $28,259 $157,116  $65,507
                         ==========  ========  ======  ========  ======== ======== ======= ========  =======


The accompanying notes are an integral part of these financial statements.

                                 SOUTHERN CALIFORNIA EDISON COMPANY
                                       STOCK SAVINGS PLUS PLAN

                                  STATEMENT OF FINANCIAL CONDITION
                                          DECEMBER 31, 1994


                                       Edison Guaranteed
                                        Int'l   Income    Common    Money
                                        Stock   Fund--     Stock   Market   Balanced  Bond   Global
                             Total      Fund    3 Yrs.     Fund     Fund      Fund    Fund    Fund    Loans
                             -----     -------  -------   ------   -------  -------   -----  ------   -----
                                                (Dollars in thousands)

Assets
   Interest
     receivable. . . . . $      403  $     30  $    --    $   --   $   373  $    --  $   --   $   -- $    --
                         ----------  --------  -------    ------   -------  -------  ------   ------ -------
   Loan receivable . . .     65,799        --       --        --        --       --      --       --  65,799
                         ----------  --------  -------    ------   -------  -------  ------   ------ -------
   Receivable from
     broker. . . . . . .      2,953        --       --       126        --    1,507      59    1,261      --
                         ----------  --------  -------    ------   -------  -------  ------   ------ -------
   Investments, at market
     value:
   Edison International
     common stock --
     54,709,915 shares
     (cost -- $869,304).    800,133   800,133       --        --        --       --      --       --      --
   Guaranteed income
     contracts, at cost
     plus reinvested
     income. . . . . . .     14,437        --   14,437        --        --       --      --       --      --
   Collective funds:
     Common stock
     investments (cost --
     $106,146) . . . . .    111,399        --       --   111,399        --       --      --       --      --
     Short-term income
        investments,
        at cost. . . . .     88,741     7,576       --       374    80,186      192      49      364      --
     Balanced fund (cost --
        $63,655) . . . .     66,427        --       --        --        --   66,427      --       --      --
     Bond fund (cost --
        $17,058) . . . .     17,606        --       --        --        --       --  17,606       --      --
     Global fund (cost --
        $90,905) . . . .     94,443        --       --        --        --       --      --   94,443      --
                         ----------  --------  -------  --------   -------  ------- -------  ------- -------
        Total
        investments. . .  1,193,186   807,709   14,437   111,773    80,186   66,619  17,655   94,807      --
                         ----------  --------  -------  --------   -------  ------- -------  ------- -------
     Total assets        $1,262,341  $807,739  $14,437  $111,899   $80,559  $68,126 $17,714  $96,068 $65,799
                         ==========  ========  =======  ========   =======  ======= =======  ======= =======

Liabilities and Plan equity
   Payable to brokers
     and others. . . . . $    2,390  $  2,120  $    --  $     --   $    --  $    94 $    20  $   156 $    --
   Plan equity . . . . .  1,259,951   805,619   14,437   111,899    80,559   68,032  17,694   95,912  65,799
                         ----------  --------  -------  --------   -------  ------- -------  ------- -------
Total Liabilities and
   Plan equity           $1,262,341  $807,739  $14,437  $111,899   $80,559  $68,126 $17,714  $96,068 $65,799
                         ==========  ========  =======  ========   =======  ======= =======  ======= =======


The accompanying notes are an integral part of these financial statements.

                                 SOUTHERN CALIFORNIA EDISON COMPANY
                                       STOCK SAVINGS PLUS PLAN

                           STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                                FOR THE YEAR ENDED DECEMBER 31, 1995

                                  Edison   Guaranteed
                                   Int'l     Income    Common    Money
                                   Stock     Fund--     Stock   Market  Balanced     Bond    Global
                          Total    Fund      3 Yrs.     Fund     Fund     Fund       Fund     Fund     Loans
                          -----  --------  ----------  ------   ------  --------     ----    ------    -----
                                                            (In thousands)
Investment income:
 Cash dividends. . .  $   54,937   $54,937 $    --    $    --  $    --   $    --   $    -- $     --  $    --
 Interest from:
   Participant loans       4,952     3,727      --        415      202       199        49      360       --
   Investments . . .       6,169       236     388         21    5,494        12         3       15       --
                      ----------  -------- -------    -------  -------   -------   ------- --------  -------
                          66,058    58,900     388        436    5,696       211        52      375       --
                      ----------  -------- -------    -------  -------   -------   ------- --------  -------
Management fee . . .      (1,306)       --      --         --       --      (459)     (100)    (747)      --
                      ----------  -------- -------    -------  -------   -------   ------- --------  -------
   Net investment
     income (loss) .      64,752    58,900     388        436    5,696      (248)      (48)    (372)      --
                      ----------  -------- -------    -------  -------   -------   ------- --------  -------
Change in value of
 investments:
 Realized gain . . .      10,363     8,871      --        253       --       395        48      796       --
 Unrealized gain . .     233,959   145,194      --     44,294       --    17,511     2,237   24,723       --
                      ----------  -------- -------    -------  -------   -------   ------- --------  -------
                         244,322   154,065      --     44,547       --    17,906     2,285   25,519       --
                      ----------  -------- -------    -------  -------   -------   ------- --------  -------
Contributions:
 Employer, including
   forfeitures . . .      19,904    13,409      --      2,168    1,139     1,073       295    1,820       --
 Participants  . . .      64,019    42,771      --      7,116    3,658     3,471       923    6,080       --
                       ---------  --------  ------    -------  -------   -------   ------- --------  -------
                          83,923    56,180      --      9,284    4,797     4,544     1,218    7,900       --
                       ---------  --------  ------    -------  -------   -------   ------- --------  -------
   Total net investment
     income, change
     in value of
     investments, and
     contributions .     392,997   269,145     388     54,267   10,493    22,202     3,455   33,047       --
                       ---------  --------  ------    -------  -------   -------   ------- --------  -------
Deductions:
 Distributions to Par-
   ticipants or their
   beneficiaries . .     106,794    65,518     660      9,171   16,129     6,473     1,774    7,069       --
 Employer contributions
   and earnings
   forfeited . . . .         331       169      --         62       20        32         5       43       --
 Loans to Participants
   net of repayments
   and loan defaults
   of $3,073 . . . .       3,073     2,257      --        166      625       (50)       20     (237)     292
                       ---------  --------  ------    -------  -------   -------   ------- --------  --------
                         110,198    67,944     660      9,399   16,774     6,455     1,799    6,875      292
                       ---------  --------  ------    -------  -------   -------   ------- --------  -------
Interfund
 conversions . . . .          --  (127,312)(10,692)    43,592   29,004    27,721     8,141   29,546       --
                       ---------  -------- -------    -------  -------   -------   ------- --------  -------
Increase (Decrease)
 in Plan equity
 for the year. . . .     282,799    73,889 (10,964)    88,460   22,723    43,468     9,797   55,718     (292)

Plan equity, at market
 value, beginning
 of year . . . . . .   1,259,951   805,619  14,437    111,899   80,559    68,032    17,694   95,912   65,799
                      ----------  -------- -------   --------  -------  --------   ------- --------  -------
Plan equity, at
 market value,
 end of year . . . .  $1,542,750  $879,508  $3,473   $200,359 $103,282  $111,500   $27,491 $151,630  $65,507
                      ==========  ========  ======   ======== ========  ========   ======= ========  =======

The accompanying notes are an integral part of these financial statements.

                                 SOUTHERN CALIFORNIA EDISON COMPANY
                                       STOCK SAVINGS PLUS PLAN

                           STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                                FOR THE YEAR ENDED DECEMBER 31, 1994

                                       Edison Guaranteed
                                        Int'l   Income    Common    Money
                                        Stock   Fund--     Stock   Market   Balanced  Bond    Global
                             Total      Fund    3 Yrs.     Fund     Fund      Fund    Fund     Fund   Loans
                             -----     -------  -------   ------   -------  -------   -----   ------  -----
                                                   (In thousands)
Investment income:
  Cash dividends . . . .  $  53,552   $ 53,552 $    --   $    --  $    --   $    --  $   --   $   -- $    --
  Interest from:
     Participant loans .      4,476      3,606      --       297      152       134      35      252      --
     Investments . . . .      4,045        203   1,082         6    2,743         5       1        5      --
                          ---------   -------- -------   -------  -------   -------  ------   ------ -------
                             62,073     57,361   1,082       303    2,895       139      36      257      --
                         ----------   -------- -------   -------  -------   -------  ------   ------ -------
Management fee . . . . .       (991)        --      --        (1)      --      (366)    (75)    (549)     --
                         ----------   -------- -------   -------  -------   -------  ------   ------ -------
  Net investment income
     (loss). . . . . . .     61,082     57,361   1,082       302    2,895      (227)    (39)    (292)     --
                         ----------   -------- -------   -------  -------   -------  ------   ------ -------
Change in value of
  investments:
  Realized gain (loss) .      9,829    (11,344)     --    19,756       --       424      72      921      --
  Unrealized gain
     (loss). . . . . . .   (232,460)  (214,330)     --   (18,236)      --      (206)    110      202      --
                         ----------   -------- -------   -------  -------   -------  ------   ------ -------
                           (222,631)  (225,674)     --     1,520       --       218     182    1,123      --
                         ----------   -------- -------   -------  -------   -------  ------   ------ -------
Contributions:
  Employer, including
     forfeitures . . . .     21,307     15,541      --     1,920    1,007       986     272    1,581      --
  Participants . . . . .     69,971     50,738      --     6,385    3,236     3,277     879    5,456      --
  ESOP transfers . . . .    130,332    130,332      --        --       --        --      --       --      --
                         ----------   -------- -------   -------  -------   -------  ------  ------- -------
                            221,610    196,611      --     8,305    4,243     4,263   1,151    7,037      --
                         ----------   -------- -------   -------  -------   -------  ------  ------- -------
     Total net investment
       income, change in
       value of invest-
       ments, and
       contributions . .     60,061     28,298   1,082    10,127    7,138     4,254   1,294    7,868      --
                         ----------   -------- -------   -------  -------   -------  ------  ------- -------
Deductions:
  Distributions to
     Participants
     or their
     beneficiaries . . .     40,548     23,106   1,166     3,740    5,529     2,942   1,082    2,983      --
  Employer contributions
     and earnings
     forfeited . . . . .        153         86       1        29       12        15       2        8      --
  Loans to Participants
     net of repayments
     and loan defaults
     of $1,214 . . . . .      1,214      7,245      --     1,137      824       565     154      601  (9,312)
                         ----------    ------- -------   -------  -------   -------  ------  ------- -------
                             41,915     30,437   1,167     4,906    6,365     3,522   1,238    3,592  (9,312)
                         ----------    ------- -------   -------  -------   -------  ------  ------- -------
Interfund
  conversions. . . . . .         --    (75,498)(25,615)   14,160   38,327     8,415  (1,624)  41,835      --
                         ----------   -------- -------   -------  -------   -------  ------  ------- -------
Increase (Decrease)
  in Plan equity
  for the year . . . . .     18,146    (77,637)(25,700)   19,381   39,100     9,147  (1,568)  46,111   9,312

Plan equity, at market
  value, beginning
  of year. . . . . . . .  1,241,805    883,256  40,137    92,518   41,459    58,885  19,262   49,801  56,487
                         ----------   -------- -------   -------  -------   ------- -------  ------- -------
Plan equity, at market
  value, end of year . . $1,259,951   $805,619 $14,437  $111,899  $80,559   $68,032 $17,694  $95,912 $65,799
                         ==========   ======== =======  ========  =======   ======= =======  ======= =======

The accompanying notes are an integral part of these financial statements.

                                 SOUTHERN CALIFORNIA EDISON COMPANY
                                       STOCK SAVINGS PLUS PLAN

                           STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                                FOR THE YEAR ENDED DECEMBER 31, 1993

                                       Edison Guaranteed
                                        Int'l   Income    Common    Money
                                        Stock   Fund--     Stock   Market   Balanced  Bond   Global
                             Total      Fund    3 Yrs.     Fund     Fund      Fund    Fund    Fund    Loans
                             -----     -------  -------   ------   -------  -------   -----  ------   -----
                                                  (In thousands)
Investment income:
  Cash dividends . . . .   $ 56,701  $ 53,040  $    --   $ 1,280  $    --   $ 1,513  $   868 $    -- $    --
  Interest from:
     Participant loans .      1,778     1,561       --        91       56        29       12      29      --
     Investments . . . .      4,496       217    2,973        33    1,224        22       13      14      --
                         ----------  --------  -------   -------  -------   -------   ------  ------ -------
                             62,975    54,818    2,973     1,404    1,280     1,564      893      43      --
                         ----------  --------  -------   -------  -------   -------   ------  ------ -------
Management fee . . . . .        (52)       --       --       (46)      --        --       (6)     --      --
                         ----------  --------  -------   -------  -------   -------   ------  ------ -------
  Net investment
    income . . . . . . .     62,923    54,818    2,973     1,358    1,280     1,564      887      43      --
                         ----------  --------  -------   -------  -------   -------   ------  ------ -------
Change in value of
  investments:
  Realized gain
    (loss) . . . . . . .     65,340    43,894       --     5,121       --    14,959    1,367      (1)     --
  Unrealized gain
    (loss) . . . . . . .   (150,753) (148,688)      --     2,020       --    (7,378)     (43)  3,336      --
                         ----------  --------  -------   -------  -------   -------   ------  ------ -------
                           (85,413) (104,794)       --     7,141       --     7,581    1,324   3,335      --
                         ----------  --------  -------   -------  -------   -------   ------  ------ -------
Contributions:
  Employer, including
    forfeitures. . . . .     21,910    17,851       33     1,722      898       796      316     294      --
  Participants . . . . .     72,162    58,520      132     5,786    2,224     3,187    1,315     998      --
  ESOP transfers . . . .    163,063   163,063       --        --       --        --       --      --      --
                         ----------  --------  -------   -------  -------   -------   ------ ------- -------
                            257,135   239,434      165     7,508    3,122     3,983    1,631   1,292      --
                         ----------  --------  -------   -------  -------   -------   ------ ------- -------
    Total net investment
      income, change in
      value of invest-
      ments, and
      contributions. . .    234,645   189,458    3,138    16,007    4,402    13,128    3,842   4,670      --
                         ----------  --------  -------   -------  -------   -------   ------ ------- -------
Deductions:
  Distributions to
    Participants
    or their
    beneficiaries. . . .     40,470    30,478    2,357     1,704    3,292     1,955      462     222      --
  Employer contributions
    and earnings
    forfeited. . . . . .        124        85        7        16       11         3        1       1      --
  Loans to Participants
    net of repayments
    and loan defaults
    of $149. . . . . . .        149    47,531       --     4,031    1,604     2,235    1,057     178 (56,487)
                         ----------   -------  -------   -------  -------   -------   ------ ------- -------
                             40,743    78,094    2,364     5,751    4,907     4,193    1,520     401 (56,487)
                         ----------   -------  -------   -------  -------   -------   ------ ------- -------
Interfund
  conversions. . . . . .         --   (35,435)  (6,603)    3,745    6,639   (12,986)    (892) 45,532      --
                         ----------  --------  -------   -------  -------   -------   ------ ------- -------
Increase (Decrease)
  in Plan equity
  for the year . . . . .    193,902    75,929   (5,829)   14,001    6,134    (4,051)   1,430  49,801  56,487
Plan equity, at market
  value, beginning
  of year. . . . . . . .  1,047,903   807,327   45,966    78,517   35,325    62,936   17,832      --      --
                         ----------  --------  -------   -------  -------   -------  ------- ------- -------
Plan equity, at market
  value, end of year . . $1,241,805  $883,256  $40,137   $92,518  $41,459   $58,885  $19,262 $49,801 $56,487
                         ==========  ========  =======   =======  =======   =======  ======= ======= =======

The accompanying notes are an integral part of these financial statements.

                                 SOUTHERN CALIFORNIA EDISON COMPANY
                                       STOCK SAVINGS PLUS PLAN

                                    NOTES TO FINANCIAL STATEMENTS


Note 1.     Nature of Plan and Summary of Significant Accounting Policies

Nature of Plan

    The Southern California Edison Company Stock Savings Plus Plan (Plan) is a defined-contribution plan established for the benefit of qualifying employees (Participants) of Edison International (formerly SCEcorp) and its subsidiary companies, including Southern California Edison Company (Plan Sponsor). The Plan is funded by Participant wage deferrals of up to 15% of base pay, subject to statutory limits, which are matched by employer contributions of one-half of the Participant's wage deferral up to 6%. Participants vest in employer matching contributions upon completing five years of service with Edison International or its subsidiary companies. Plan assets are held in trust for the benefit of Participants and their beneficiaries.

    Participants may direct the investment of their contributions, the employer's matching contributions, and the earnings on those contributions into any of six investment funds. One additional fund (the Guaranteed Income Fund) is being phased out and accepts no further investments. One of the investment funds holds stock of the Plan Sponsor's parent holding company (Edison International). Participants investing in that fund are entitled to exercise voting rights attributable to the shares allocated to their account, and are notified by First Interstate Bank of California (Trustee) prior to the time such rights are to be exercised. The Trustee may vote any shares for which instructions have not been given by the Participant.

    The Plan is designed to comply with Section 401(a) of the Internal Revenue Code of 1986 (IRC) and applicable regulations thereunder. The Plan is exempt from taxation under Section 501(a) of the IRC and meets the requirements applicable to deferred compensation arrangements under
Section 401(k) of the IRC. Distributions from qualified plans are taxable to recipients under the provisions of Section 402 of the IRC. The Internal Revenue Service has determined and informed the Plan Sponsor, by letter dated June 5, 1995, that the Plan and related Trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan continues to be designed and operated in compliance with the applicable requirements of the IRC.

    Although it has not expressed an intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act. In the event of Plan termination, Participants will become fully vested in their accounts. The Trust will continue after termination until all Trust assets have been distributed to Participants and their beneficiaries.

Summary of Significant Accounting Policies

Basis of Accounting

    The financial statements are presented on the accrual basis of accounting and in conformance with generally accepted accounting principles as they pertain to employee benefit plans.

                                 SOUTHERN CALIFORNIA EDISON COMPANY
                                       STOCK SAVINGS PLUS PLAN

                              NOTES TO FINANCIAL STATEMENTS (Continued)


Note 1.     Nature of Plan and Summary of Significant Accounting Policies
            (Continued)

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

    The Plan's investments are stated at fair value except for its guaranteed income contract, which is stated at the value of the contract with an insurance company.

    Purchases and sales of Edison International common stock are recorded on a trade-date basis. Both realized and unrealized gains and losses are measured on historical cost.

    Interest income is recorded on the accrual basis. Dividends are recorded on the record date.

Derivatives

    To the extent permitted by the Trust Agreement, fund managers may participate in various derivative-based transactions. Derivative securities are instruments or agreements whose value is derived from an underlying security or index. They include but are not limited to options, futures, swaps, forwards, structured notes and stripped securities. These instruments offer unique characteristics and risks that assist the fund managers to meet their investment strategies.

    Fund managers typically use derivatives in three ways: cash equitization; hedging; and return enhancement. Cash equitization is a technique that may be used by certain funds through options and futures to earn "market-like" returns with excess and liquidity reserve cash balances. Hedging is used in some funds to limit or control risks, such as adverse movements in exchange rates and interest rates. Return enhancement may be achieved by purchasing certain instruments which more effectively achieve the desired portfolio characteristics that allow the fund to meet its investment objectives. Depending on how the derivatives are utilized and their structure, the risks associated with them may vary widely. These risks are generally categorized as market risk, liquidity risk and counterparty or credit risk.

    None of the Plan's investment funds are considered to be utilizing derivatives to a material degree.

Payment of Benefits

    Benefits are recorded when paid.


Note 2.     Investment Program

     The Trustee has invested all contributions in accordance with Participant instructions. Funds not immediately allocated to investment funds are invested by the Trustee in certain short-term investments.

                                 SOUTHERN CALIFORNIA EDISON COMPANY
                                       STOCK SAVINGS PLUS PLAN

                              NOTES TO FINANCIAL STATEMENTS (Continued)


Note 2.  Investment Program (Continued)

     The investment options available to Participants were changed effective July 1, 1993. Participants with an accumulated balance in the Plan have the ability each month to allocate their account balances among various investment options in addition to the common stock of Edison International (Edison International Stock Fund).

     Collective investment in the Edison International Stock Fund consisted of 111,261,609 units at a unit value of $7.9049 as of December 31, 1995. Actual shares held by the fund were 48,501,813, at a market price of $17.625 per share at December 31, 1995; additionally, the Fund held $24,633,000 in cash and cash equivalents. Share figures reflect the two-for-one split of Edison International common stock effective June 1, 1993.

     The other investment options available as of December 31, 1995, were:

(a) Guaranteed Income Fund -- 3 years -- (Discontinued with respect to new contributions effective April 1, 1993.) The value of the insurance contract as of December 31, 1995, was $1,924,000. The contract is with Hartford Life Insurance Company and has an interest rate of 4.61% and a term of April 1, 1993, to March 31, 1996.

(b) Common Stock Fund -- Collective investment in the BZW Barclay's Global Investors Equity Index Fund consisting of 13,617,250 units at a unit value of $14.7136 as of December 31, 1995. As of December 31, 1995, management of the Common Stock fund was transferred from Wells Fargo Bank, which managed the Wells Fargo Bank Equity Index Fund, to Barclay's Bank, which manages the current fund.

     Interim unit participation and net asset value per unit were as follows:

           Date                  Units participating            Unit Value
           ----                  -------------------            ----------
      March 31, 1995                  10,425,331                 $11.7417
      June 30, 1995                   10,939,747                 $12.8578
   September 30, 1995                 11,336,233                 $13.8817

(c) Money Market Fund -- Collective investment in the First Interstate Bank Short-Term Income Fund consisting of 9,138,074 units at a unit value of $11.3024 as of December 31, 1995.

      Interim unit participation and net asset value per unit were as follows:

           Date                  Units participating            Unit Value
           ----                  -------------------            ----------
      March 31, 1995                  7,939,487                  $10.8182
      June 30, 1995                   8,793,222                  $10.9833
   September 30, 1995                 9,015,467                  $11.1425

(d) Balanced Fund -- Collective investment in the Vanguard Group Wellington Fund was discontinued effective July 1, 1993 and was replaced with a collective investment in the Frank Russell Trust Company Funds consisting of 8,114,727 units at a unit value of $13.7404 as of December 31, 1995.

                                 SOUTHERN CALIFORNIA EDISON COMPANY
                                       STOCK SAVINGS PLUS PLAN

                              NOTES TO FINANCIAL STATEMENTS (Continued)


Note 2.  Investment Program (Continued)

      Interim unit participation and net asset value per unit were as follows:

           Date                  Units participating            Unit Value
           ----                  -------------------            ----------
      March 31, 1995                  5,926,112                  $11.6537
      June 30, 1995                   6,217,183                  $12.4994
   September 30, 1995                 6,524,439                  $13.2193

(e) Bond Fund -- Collective investment in the Wells Fargo Bond Index Fund was discontinued effective July 1, 1993 and was replaced with a collective investment in the Frank Russell Trust Company Short-Term Bond Fund consisting of 2,334,567 units at a unit value of $11.7756 as of December 31, 1995.

      Interim unit participation and net asset value per unit were as follows:

           Date                  Units participating            Unit Value
           ----                  -------------------            ----------
      March 31, 1995                  1,667,135                  $10.9595
      June 30, 1995                   1,831,842                  $11.3189
   September 30, 1995                 2,024,176                  $11.4848

(f) Global Fund -- Collective investment in three Frank Russell Trust Company Equity-Based Funds (effective July 1, 1993) consisting of 10,733,642 units at a unit value of $14.1267 as of December 31, 1995.

      Interim unit participation and net asset value per unit were as follows:

           Date                  Units participating            Unit Value
           ----                  -------------------            ----------
      March 31, 1995                  8,101,769                  $11.7767
      June 30, 1995                   8,176,434                  $12.6136
   September 30, 1995                 8,641,334                  $13.6284


      The number of Participant accounts in each fund was as follows:

                                                                            December 31,
                                                                -----------------------------------
                                                                1995            1994         1993
                                                               ------          ------        ------

    Edison International Stock Fund. . . . . . . . . . . . .   15,471         16,738         16,975
    Guaranteed Income Fund - 3 years . . . . . . . . . . . .      547          1,016          1,492
    Common Stock Fund. . . . . . . . . . . . . . . . . . . .    6,702          5,332          4,501
    Money Market Fund. . . . . . . . . . . . . . . . . . . .    3,804          3,606          2,832
    Balanced Fund. . . . . . . . . . . . . . . . . . . . . .    4,236          3,060          2,257
    Bond Fund. . . . . . . . . . . . . . . . . . . . . . . .    1,709          1,299          1,071
    Global Fund. . . . . . . . . . . . . . . . . . . . . . .    5,582          4,253          2,220

    The conversion of the Participants' investment from the Edison International Stock Fund to all other funds is valued at the month-end closing price. The conversion of Participants' investment from all other funds to the Edison International Stock Fund, or to any other fund is

                                 SOUTHERN CALIFORNIA EDISON COMPANY
                                       STOCK SAVINGS PLUS PLAN

                              NOTES TO FINANCIAL STATEMENTS (Continued)


Note 2.  Investment Program (Continued)

based on the actual market value balance (including earnings and market adjustments) in each Participant's account, as of the date of conversion.

    As of January 1, 1996, Plan Participants elected to reallocate their investment fund balances as indicated in the table below. In order to reflect year-end market values for the January 1, 1996, conversion, the Trustee converted securities necessary to reflect "post-allocation" investment distributions prior to December 31, 1995. The post-allocation amounts are not allocated to Plan Participants until January 1, 1996.

                                                                                     January 1, 1996
                                                                             -------------------------------
                                                                                Pre-                Post-
                                                                             Allocation          Allocation
                                                                             ----------          ----------
                                                                                       (In thousands)

     Fund balances, at market value:
        Edison International Stock Fund. . . . . . . . . . . . . . . . . .   $  879,478           $  856,362
        Guaranteed Income Fund - 3 years . . . . . . . . . . . . . . . . .        3,473                1,924
        Common Stock Fund. . . . . . . . . . . . . . . . . . . . . . . . .      208,925              218,381
        Money Market Fund. . . . . . . . . . . . . . . . . . . . . . . . .      102,787              106,762
        Balanced Fund. . . . . . . . . . . . . . . . . . . . . . . . . . .      115,555              119,851
        Bond Fund. . . . . . . . . . . . . . . . . . . . . . . . . . . . .       28,259               29,432
        Global Fund. . . . . . . . . . . . . . . . . . . . . . . . . . . .      157,116              162,881
                                                                             ----------           ----------
                                                                             $1,495,593           $1,495,593
                                                                             ==========           ==========

    Effective June 1, 1993, the Plan offered a loan option to Participants. As of December 31, 1995, 7,871 Participants had loans outstanding. Loans are funded from the Participant's vested balance and repaid through payroll deductions. The interest rate charged is the Wall-Street-Journal-published prime plus 1%. At December 31, 1995, the loan interest rate was 9.75%.


Note 3.  Unrealized Market Appreciation (Depreciation)

    Unrealized market appreciation or depreciation of units in the Edison International Stock Fund, Common Stock Fund, Balanced Fund, Global Fund, and Bond Fund held by the Plan is the difference between the acquisition

                                 SOUTHERN CALIFORNIA EDISON COMPANY
                                       STOCK SAVINGS PLUS PLAN

                              NOTES TO FINANCIAL STATEMENTS (Continued)


Note 3.  Unrealized Market Appreciation (Depreciation) (Continued)

cost and the market value of such investments. Unrealized market appreciation or depreciation at the beginning of each year is reconciled to the unrealized market appreciation or depreciation at the end of each year, by fund, as follows:


                                Unrealized                              Realized (Gain)/Loss
                                 Market                              ------------------------    Unrealized
                              Appreciation    Increase                                             Market
                             (Depreciation), (Decrease)    Transfer   Withdrawals               Appreciation
                              Beginning of   in Value of     from         and       Interfund  (Depreciation),
                                  Year       Investments     ESOP     Forfeitures  Conversions   End of Year
                              -------------  -----------   --------   -----------  ------------ -------------
                                                            (In thousands)

     Year ended December 31, 1995:

        Edison International
          Stock Fund . . . . .  $(69,171)   $154,065     $     --     $ (3,929)     $ (4,942)    $ 76,023
        Common Stock Fund. . .     5,253      44,547           --         (171)          (82)      49,547
        Balanced Fund. . . . .     2,772      17,906           --         (305)          (90)      20,283
        Bond Fund. . . . . . .       548       2,285           --          (53)            5        2,785
        Global Fund. . . . . .     3,538      25,519           --         (461)         (335)      28,261
                                --------    --------     --------     --------      --------     --------
          Total. . . . . . . .  $(57,060)   $244,322     $     --     $ (4,919)     $ (5,444)    $176,899
                                ========    ========     ========     ========      ========     ========

     Year ended December 31, 1994:

        Edison International
          Stock Fund . . . .    $123,126   $(225,674)    $ 22,033       $  600      $ 10,744     $(69,171)
        Common Stock Fund. .      23,489       1,520           --         (151)      (19,605)       5,253
        Balanced Fund. . . .       2,978         218           --         (370)          (54)       2,772
        Bond Fund. . . . . .         438         182           --          (31)          (41)         548
        Global Fund. . . . .       3,336       1,123           --         (983)           62        3,538
                                --------    --------     --------      -------      --------     --------
          Total. . . . . . . .  $153,367   $(222,631)    $ 22,033      $  (935)     $ (8,894)    $(57,060)
                                ========    ========     ========      =======      ========     ========

     Year ended December 31, 1993:

        Edison International
          Stock Fund . . . . .  $197,033   $(104,794)    $ 74,781      $(7,707)     $(36,187)    $123,126
        Common Stock Fund. . .    21,469       7,141           --          (35)       (5,086)      23,489
        Balanced Fund. . . . .    10,356       7,581           --          (75)      (14,884)       2,978
        Bond Fund. . . . . . .       481       1,324           --          (12)       (1,355)         438
        Global Fund. . . . . .        --       3,335           --            1            --        3,336
                                --------   ---------     --------     --------      --------     --------
          Total. . . . . . . .  $229,339   $ (85,413)    $ 74,781      $(7,828)     $(57,512)    $153,367
                                ========   =========     ========     ========      ========     ========

                                 SOUTHERN CALIFORNIA EDISON COMPANY
                                       STOCK SAVINGS PLUS PLAN

                              NOTES TO FINANCIAL STATEMENTS (Continued)


Note 4.  Distributions and Forfeitures

    The balances in the accounts of Participants withdrawing from the Plan during 1995, 1994 and 1993, and amounts disbursed to such Participants in settlement thereof, were as follows:

                                                                              Cash and
                                                                             Securities           Non-Vested
                                                          Balances in       Disbursed in          Portion of
                                                         Participants'      Settlement of          Balances
                                                           Accounts          Withdrawals           Forfeited
                                                         ------------       -------------         -----------
                                                                            (In thousands)

     Year Ended December 31, 1995:

     At average cost:
        Edison International Stock Fund. . . . . . . . .  $ 61,758           $ 61,584                $174
        All other funds. . . . . . . . . . . . . . . . .    40,448             40,292                 156
                                                          --------           --------                ----
          Total at cost. . . . . . . . . . . . . . . . .  $102,206           $101,876                $330
                                                          ========           ========                ====
     At market value:
        Edison International Stock Fund. . . . . . . . .  $ 65,687           $ 65,518                $169
        All other funds. . . . . . . . . . . . . . . . .    41,438             41,276                 162
                                                          --------           --------                ----
          Total at market value. . . . . . . . . . . . .  $107,125           $106,794                $331
                                                          ========           ========                ====

     Year Ended December 31, 1994:

     At average cost:
        Edison International Stock Fund. . . . . . . . .   $23,792            $23,677                $115
        All other funds. . . . . . . . . . . . . . . . .    15,974             15,913                  61
                                                           -------            -------                ----
          Total at cost. . . . . . . . . . . . . . . . .   $39,766            $39,590                $176
                                                           =======            =======                ====
     At market value:
        Edison International Stock Fund. . . . . . . . .   $23,192            $23,106                 $86
        All other funds. . . . . . . . . . . . . . . . .    17,509             17,442                  67
                                                           -------            -------                ----
          Total at market value. . . . . . . . . . . . .   $40,701            $40,548                $153
                                                           =======            =======                ====

     Year Ended December 31, 1993:

     At average cost:
        Edison International Stock Fund. . . . . . . . .   $22,856            $22,777                $ 79
        All other funds. . . . . . . . . . . . . . . . .     9,910              9,871                  39
                                                           -------            -------                ----
          Total at cost. . . . . . . . . . . . . . . . .   $32,766            $32,648                $118
                                                           =======            =======                ====
     At market value:
        Edison International Stock Fund. . . . . . . . .   $30,563            $30,478                $ 85
        All other funds. . . . . . . . . . . . . . . . .    10,031              9,992                  39
                                                           -------            -------                ----
          Total at market value. . . . . . . . . . . . .   $40,594            $40,470                $124
                                                           =======            =======                ====

                                 SOUTHERN CALIFORNIA EDISON COMPANY
                                       STOCK SAVINGS PLUS PLAN

                              NOTES TO FINANCIAL STATEMENTS (Continued)


Note 4.  Distributions and Forfeitures (Continued)

    "All other funds" include:  (a) the Guaranteed Income Fund -- 3 years,
(b) the Common Stock Fund, (c) the Money Market Fund, (d) the Balanced Fund (e) the Bond Fund and (f) the Global Fund. The detail of the distributions by fund is reflected, at market, in the accompanying Statements of Income and Changes in Plan Equity for the years ended December 31, 1995, 1994 and 1993.

    The cost of funds reflects the increase due to diversification. Each time funds are diversified, the market value of the funds invested becomes the new cost. Thus, the cost basis is adjusted to the market value of the previous fund prior to transfer.

    Employer contributions are reduced by the difference between the balances of the Participants' accounts (so calculated) and the amounts disbursed in settlement thereof (so calculated). For purposes of the Plan, this difference is deemed to be the funds forfeited by withdrawing Participants.

    Participant withdrawals which are settled in cash are funded through sales of investments being distributed. Therefore, the market values reflected in the preceding table represent the proceeds received by the Plan upon disposition.


Note 5.  Plan Equity

    Included in Plan equity as of December 31, 1995, and 1994, are distributions and withdrawals which Participants had elected to receive but were not yet paid.

    The December 31, 1995, distributions and withdrawals reconcile Plan equity between the Department of Labor Form 5500 (Annual Return/Report of Employee Benefit Plan) and the financial statements as follows:

                                                                                         (In thousands)
                                                                                         --------------
     Edison International Stock Fund:
        Edison International common stock, at market value
          (194,846 shares) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $    3,434
        Cash . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         2,462
     All other funds . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         4,359
                                                                                            ----------
        Amounts allocated to withdrawing Participants. . . . . . . . . . . . . . . . . .        10,255
        Plan equity per Form 5500. . . . . . . . . . . . . . . . . . . . . . . . . . . .     1,532,495
                                                                                            ----------
        Plan equity per financial statements . . . . . . . . . . . . . . . . . . . . . .    $1,542,750
                                                                                            ==========

                                 SOUTHERN CALIFORNIA EDISON COMPANY
                                       STOCK SAVINGS PLUS PLAN

                              NOTES TO FINANCIAL STATEMENTS (Continued)


Note 5.  Plan Equity (Continued)

      Benefits paid to Participants for the year ended December 31, 1995, per the financial statements reconciles to the Form 5500 as follows:

                                                                                          (In thousands)
                                                                                          --------------
          Benefits paid to Participants per the financial
            statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $106,794
          Amounts allocated to withdrawing Participants at
            December 31, 1995. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       10,255
                                                                                               --------
          Benefits paid to Participants per Form 5500. . . . . . . . . . . . . . . . . . .     $117,049
                                                                                               ========

Note 6.  Related Party Transactions

    The Money Market Fund is managed by First Interstate Bank, which also serves as the Plan's Trustee. As such, transactions in the Money Market Fund qualify as party-in-interest transactions. Fees earned by First Interstate Bank in its capacity as fund manager for the Plan were $196,000, $134,000, and $74,000 for 1995, 1994 and 1993, respectively.
Such fees are reported net of interest from investments on the Statement of Income and Changes in Plan Equity.


Note 7.  Amendments to the Plan

    The Company elected in 1993 to amend the Plan to accept the systematic transfer of amounts from the Employee Stock Ownership Plan (ESOP); the remaining balance in the ESOP was transferred in 1994 and the ESOP was terminated. The transfers resulted in an increase in net assets of $130 million and $163 million in 1994 and 1993, respectively.

    The Plan was amended in 1993 to provide a Participant loan feature, to provide for monthly processing of Plan transactions instead of quarterly, to change the investment funds as described in Note 2, and to make certain other administrative changes.

    The Plan was amended and restated in 1994 to adopt changes required by the Tax Reform Act of 1986 and various other laws.

    Effective July 1, 1995, the Plan was amended to provide that a rehired retiree may participate in the Plan. Effective January 1, 1996, the Plan was amended to change the computation period for purposes of vesting from an anniversary year to a calendar year; to clarify when a forfeiture occurs upon termination of employment; and to provide for continuation of loan amortization for non-represented Participants who are severed under a severance program maintained by Edison International or its subsidiary companies. Effective March 1, 1996, continued loan amortization was also extended to non-represented Participants who retire under the terms of the qualified retirement plan.

                                             SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  SOUTHERN CALIFORNIA EDISON COMPANY
                                        STOCK SAVINGS PLUS PLAN




                           By                Emiko Banfield
                              ----------------------------------------------
                                              Emiko Banfield
                                                  Chair
                                  Employee Benefits/Health Care Committee


March 27, 1996

                                            EXHIBIT INDEX


Exhibit
Number                                      Description

  1 Summary Annual Report of Southern California Edison Company Stock Savings Plus Plan for the year ended December 31, 1994.

  2         Consent of Independent Public Accountants.